Directors, Management and Employees

Directors

As at 6 September 2002, our directors were as follows:
Name	Age	Position	Year of initial appointment	Year last re-elected(1)

Robert C Mansfield	51	Chairman	1999	-
John T Ralph	69	Deputy Chairman	1996	2000
Zygmunt E Switkowski	54	Chief Executive Officer and Managing Director	1999	-
Samuel H Chisholm	62	Director	2000	-
Anthony J Clark	63	Director	1996	1999
John E Fletcher	51	Director	2000	-
Belinda J Hutchinson	49	Director	2001	-
Catherine B Livingstone	46	Director	2000	-
Charles Macek	55	Director	2001	-
Donald G McGauchie	52	Director	1998	2001
William A Owens	62	Director	2001	-
John W Stocker	57	Director	1996	2001

(1) Other than the Chief Executive Officer, one third of directors are subject to re-election by rotation each year

Elizabeth Nosworthy, Ross Adler and Malcolm Irving retired on 16 November 2001 and Belinda Hutchinson, Charles Macek and William Owens were appointed to the board on 16 November 2001.

A brief biography for each of the directors as at 6 September 2002 is presented below.

Robert C Mansfield - AO, BCom, FCPA
 Age 51
 Chairman
 Director since November 1999 and Chairman since January 2000
Chairman, CDS Technologies Pty Ltd; Director, Datacraft Asia Limited, Dimension Data Holdings plc, Westfield Management Limited and Westfield America Management Limited; formerly Chief Executive Officer of McDonald's Australia Limited, Wormald International Limited, Optus Communications Limited and John Fairfax Holdings Limited. He is also Chairman of the Starlight Children's Foundation Australia.
John T Ralph - AC, FCPA, FTSE, FAICD, FAIM, FAusIMM, Hon LLD (Melbourne & Queensland), DUniv(ACU)
 Age 69
 Deputy Chairman
 Director and Deputy Chairman since October 1996
Chairman, Commonwealth Bank of Australia; Director, BHP Billiton Limited and BHP Billiton plc; Chairman, Australian Foundation for Science; Member, Board of Melbourne Business School.
Zygmunt E Switkowski - BSc (Hons), PhD
 Age 54
 Chief Executive Officer and Managing Director
 Managing Director and Chief Executive Officer since March 1999
Dr Switkowski has been Chief Executive Officer of Optus Communications Limited and Chairman and Managing Director of Kodak (Australasia) Pty Ltd. He is a Director of REACH Ltd, FOXTEL and the Business Council of Australia.
Samuel H Chisholm
 Age 62
 Director since November 2000
Chairman, FOXTEL (FOXTEL Management Pty Ltd, FOXTEL Cable Television Pty Ltd, Customer Services Pty Ltd) and Chairman of the Macquarie Radio Network. Director of Australian Wool Services Limited. He was the Chief Executive and Managing Director of British Sky Broadcasting and Executive Director of the News Corporation (1990 - 1997). For 17 years previously he was Chief Executive and Managing Director of the Nine Network Australia Limited.
Anthony J Clark - AM, FCA, FCPA, FAICD
 Age 63
 Director since October 1996
Chartered Accountant; formerly Managing Partner KPMG NSW (1992 - 1998); Chairman, Maritime Industry Finance Company Limited and Cumnock Coal Limited; Deputy Chairman, Australian Tourist Commission; Director, Amalgamated Holdings Limited Group, Ramsay Health Care Limited and Carlton Investments Limited.
John E Fletcher - FCPA
 Age 51
 Director since November 2000
Managing Director and Chief Executive Officer of Coles Myer Limited from 10 September 2001. Former Chief Executive and Managing Director, Brambles Industries Limited (retired 1 August 2001). Mr Fletcher was employed by Brambles in various management positions for 27 years including an assignment in Europe.
Belinda J Hutchinson - BEc, FCA
 Age 49
 Director since November 2001
Director, Energy Australia Limited, TAB Ltd, QBE Insurance Group Limited, Crane Group Limited, St Vincent's and Mater Health Sydney Limited and State Library of NSW. Consultant, Macquarie Bank Limited. Ms Hutchinson has a long association with the banking industry. Ms Hutchinson has been associated with the Macquarie Bank since 1993 and was an Executive Director of Macquarie Bank. Ms Hutchinson was previously a Vice President of Citibank Limited.
Catherine B Livingstone - BA (Hons), FCA
 Age 46
 Director since November 2000
Chairman, CSIRO and the Australian Business Foundation; Director, Goodman Fielder Limited, Rural Press Limited and the Sydney Institute; Member, Department of Accounting and Finance Advisory Board Macquarie University; former Managing Director, Cochlear Limited.
Charles Macek - BEc, MAdmin, FSIA, FAICD, FCPA, FAIM
 Age 55
 Director since November 2001
Chairman, Sustainable Investment Research Institute Pty Ltd, Australian Focus Funds Management Pty Ltd, Centre for Eye Research Australia Limited; Director, Famoice Technology Pty Ltd, Wesfarmers Limited and I00F Holdings Limited; Deputy Chairman, Financial Reporting Council; Victorian Councillor, Australian Institute of Company Directors. Former roles include 16 years as Founding Managing Director and Chief Investment Officer and subsequently Chairman of County Investment Management Limited. Mr Macek has had a long association with the finance and investment industry.
Donald G McGauchie
 Age 52
 Director since September 1998
Senior Partner, C&E McGauchie - Terrick West; Deputy Chairman, Australian Wool Testing Authority Limited; Director, Reserve Bank of Australia, Ridley Corporation Limited, National Foods Limited, GrainCorp Limited, Australian Centre for International Agricultural Research and International Policy Council Agriculture Food and Trade.
William A Owens - BS Maths, BA, MA, MBA (Hons)
 Age 62
 Director since November 2001
Vice Chairman and Co-Chief Executive Officer, Teledesic LLC; Vice Chairman, ICO Global Communications (Holdings) Limited; Director, Polycom Inc, Viasat Inc, Microvision Inc, Symantec Inc, Metal Storm Limited, BAT Limited, Biolase Inc, Cray Inc, Nortel Networks, IDT Inc and TIBCO Inc. Former roles include President and Chief Operating Officer, Science Applications International Corporation (SAIC); Vice Chairman, US Joint Chiefs of Staff; Deputy Chief, US Naval Operations; Commander, US Sixth Fleet. Mr Owens has had a strong history in corporate management of broadband telecommunications, information technology and internet applications.
John W Stocker - AO, MB, BS, BMedSc, PhD, FRACP, FTSE
 Age 57
 Director since October 1996
Chairman, Grape and Wine Research and Development Corporation and Sigma Company Limited; Director, Cambridge Antibody Technology Group plc, Circadian Technologies Limited and Nufarm Limited; Principal, Foursight Associates Pty Ltd; former Chief Scientist, Commonwealth of Australia.

Senior management

The executive officers who are not directors are:
Name	Position	Year appointed to position	Year appointed to Telstra

Bruce Akhurst	Group Managing Director, Telstra Wholesale, Media, Legal & Regulatory and Group General Counsel	1999	1996
Douglas Campbell	Group Managing Director, Telstra Country Wide®, Head, Networks & Technology Group	2000 2002	1989
David Moffatt	Group Managing Director, Finance & Administration and Chief Financial Officer	2001	2001
Ted Pretty	Group Managing Director, Telstra Retail	2000	1997
Michael Rocca	Group Managing Director, Infrastructure Services	2002	1968
Bill Scales	Group Managing Director, Corporate and Human Relations, Chief of Staff	2002	2000
Dick Simpson	President, Telstra International	2001	1999
David Thodey	Group Managing Director, Telstra Mobile	2001	2001

A brief biography of each of the executive officers who are not directors, is as follows:

Bruce J Akhurst - BEc (Hons), LLB

Mr Akhurst assumed responsibility for Telstra Wholesale in 2001. In addition, he retains responsibility for Telstra's digital media strategy (including our investment in FOXTEL) and for Legal and Regulatory. He is a director of FOXTEL and Hong Kong CSL. He joined Telstra as General Counsel in 1996 and became Group Managing Director, Legal & Regulatory in 1999. Before joining Telstra, he was managing partner at a national law firm.

Douglas C Campbell - BEng, FAICD

Mr Campbell has 30 years experience in the telecommunications industry. He was formerly Group Managing Director, Wholesale & International and Group Managing Director, Network and Technology of Telstra. He was appointed as Head of the Networks & Technology Group in August 2002. He has also been the Deputy Managing Director of Telecom and President of Canadian National Communications. He is a Fellow of the Australian Institute of Company Directors.

David Moffatt - BBus (Mgt), FCPA

Prior to joining Telstra, Mr Moffatt was Chief Executive Officer, General Electric - Australia and New Zealand. Prior to that, he was CEO, GE Capital - Australia and New Zealand, where he planned and managed GE Capital's entry into Australia and New Zealand. Before joining GE, Mr Moffatt was the Chief Financial Officer of Palmer Tube Mills. He has also held leadership positions with Citibank and Bain & Company.

Ted N Pretty - BA, LLB (Hons)

Prior to joining Telstra, Mr Pretty was a director of Optus Communications and an adviser to BellSouth Corporation. Mr Pretty was previously a partner in one of Australia's leading telecommunications, regulatory and media law firms. Mr Pretty was initially appointed to the position of Managing Director of the International Division of Telstra, responsible for Telstra's investments and operations worldwide and then Group Managing Director, Convergent Business.

Michael Rocca - DipEng, MBA, AICD

Mr Rocca was appointed to the position of Group Managing Director of Telstra's Infrastructure Services in August 2002, responsible for the daily strategic management of Telstra's service delivery to more than 10 million customers nationwide. Prior to his current assignment Mr Rocca held a range of posts during his 34 year career with Telstra including being managing director of a number of engineering and service organisations within the company.

Bill Scales - AO

Mr Scales joined Telstra in November 2000 as Managing Director Human Resources and Chief of Staff. He was appointed Group Managing Director, Corporate and Human Relations in August 2002, responsible for the management of Human Resources, Corporate and Political Relations, Employee Communications and Chief of Staff to the CEO.

Prior to joining Telstra, Mr Scales was Secretary of the Victoria Department of Premier and Cabinet. He was for 6 years Chairman and CEO of the Industry Commission and prior to that Chairman and CEO of the Automotive Industry Authority. Prior to his involvement with Governments, he held general management positions in the manufacturing sector.

Dick Simpson

Before joining Telstra, Mr Simpson held a range of senior executive positions in three different industry segments. He started his 20 years in the IT industry with IBM culminating with the post of Managing Director of Unisys in Australia and New Zealand. During this time he was also Vice Chairman and then Chairman of the Australian Information Industry Association. Mr Simpson then joined Optus shortly after it commenced operation, initially running their lines of business and then the residential division which also included Optus Vision. Immediately before joining Telstra, Mr Simpson served as Chief Operating Officer at NRMA. He joined Telstra as Group Managing Director for the Mobiles division in 1999. International was added to his portfolio in 2000 and he moved to Hong Kong in 2001.

David Thodey - BA

Mr Thodey joined Telstra in 2001 after a distinguished 22 year career with IBM. He was formerly CEO and Managing Director of IBM Australia/New Zealand and held a variety of senior management positions with the company both in Australia and abroad. Mr Thodey is Chairman of the Information Technology and Telecommunications Industry Training Board and IT Skills Hub, as well as holding a board position at the Australian Mobile Telecommunications Association (AMTA). As Group Managing Director of Telstra Mobile he is responsible for the company's voice and data wireless business, the Telstra Shop chain and Telstra's extensive national network of mobile phone dealers.

In July 2002 Gerry Moriarty, former Group Managing Director, Infrastructure Services completed service with us.

Business address

The business address for each of the above directors and officers is:

c/- the Company Secretary
Telstra Corporation Limited
Level 41, 242 Exhibition Street
Melbourne Vic 3000
Australia

Compensation of directors and officers

For fiscal 2002, the aggregate amount of remuneration earned by the directors and executive officers as a group was A$14.4 million. Executive officers refers to not only those who hold these positions as at 6 September 2002, but also those who completed their service with us during the year, as described under "Directors" and "Senior management".

This amount consists of:

    A$1.4 million that has been set aside or accrued during fiscal 2002 to provide pension and retirement benefits; and
    A$13 million representing remuneration, other than amounts for pension and retirement benefits.

Our Senior Managers, as shown under "Directors, Management and Employees - Senior management", participate in the Manager Incentive Plan and any amounts paid and accrued under this plan for fiscal 2002 are included in the abovementioned figures.

In addition to the Manager Incentive Plan, selected senior managers participate in an equity based long term incentive, Telstra Growthshare.

Emoluments for board members and senior executives

Remuneration strategy and relationship to company performance

Telstra's senior manager remuneration strategy is designed to provide competitive total reward levels conditional upon the achievement of business improvement and personal performance accountabilities. Senior manager total remuneration has a variable, or "at risk" component, dependent on achievement of defined goals. For achievement of targeted performance, a senior manager's at risk component could be higher at the discretion of the Appointments and Compensation Committee of the board of directors. Incentive plans and personal performance reviews are based on fundamental improvement drivers and increased shareholder value.

Non-executive directors' remuneration

Remuneration for non-executive directors for fiscal 2002 was comprised of a fixed annual base fee, part of which is provided as a share allocation through DirectShare and superannuation. Directors also receive reimbursement for reasonable travelling, accommodation and other expenses incurred in travelling to or from meetings of the board or committees, or when otherwise engaged in the business of the company in accordance with board policy. Directors who retired during fiscal 2002 were eligible to receive additional retirement benefits.

Name	Position	Base fee A$	DirectShare A$	Total fee A$	Other benefits(1) A$	Total A$
Robert C Mansfield	Chairman	192,000	48,000	240,000	19,200	259,200
John T Ralph	Deputy Chairman	96,000	24,000	120,000	9,600	129,600
N Ross Adler (3)	Director	22,500	7,500	30,000	124,005	154,005
Samuel H Chisholm (4)	Director	-	-	-	-	-
Anthony J Clark	Director	57,000	14,250	71,250	5,700	76,950
John E Fletcher	Director	52,000	13,000	65,000	5,200	70,200
Belinda J Hutchinson(2)	Director	37,500	9,325	46,875	3,750	50,625
Malcolm G Irving (3)	Director	22,500	7,500	30,000	99,627	129,627
Catherine B Livingstone	Director	52,000	13,000	65,000	5,200	70,200
Charles Macek (2)	Director	35,226	8,750	44,976	3,523	47,499
Donald G McGauchie	Director	52,000	13,000	65,000	48,400(5)	113,400
Elizabeth A Nosworthy (3)	Director	27,000	9,000	36,000	246,584	282,584
William A Owens (2)	Director	45,000	11,250	56,250	33,482(6)	89,732
John W Stocker	Director	67,500	16,875	84,375	6,750	91,125

(1) Other benefits include superannuation, payments on retirement and other related fees.
 (2) Director from 16 November 2001.
 (3) Retired as a director on 16 November 2001.
 (4) Fee declined by director's choice.
 (5) Includes an amount for membership of the Telstra Country Wide® Advisory Board.
 (6) Mr Owens, a US based Director, received management consultancy fees (paid in US dollars).

DirectShare

As part of the overall remuneration strategy, directors received 20% of their remuneration by way of restricted Telstra shares through the DirectShare Plan. The shares were purchased on market and allocated to the participating director at market price. The shares are held in trust for a period of 5 years unless the participating director ceases earlier with the Telstra Group.

Senior executive remuneration

Our senior executive remuneration strategy provides competitive remuneration aimed at:

    aligning managers' rewards with shareholder value;
    supporting business plans and corporate strategies; and
    rewarding performance improvement.

Senior managers participate in an annual performance review process that assesses the individual's performance against set key accountabilities. Performance against these accountabilities impacts directly on their annual incentive payments and salary movements.

Senior executive remuneration components

In fiscal 2002, Telstra introduced a new approach to senior executives' remuneration. The approach is designed to focus on the total annual offering provided to the executive (Total Remuneration). Total Remuneration includes the executives' fixed remuneration and their "at target" short-term incentive. The separate components of the executives' "package" are defined as a function of the overall Total Remuneration amount.

Our senior executive Total Remuneration consists of fixed and variable components:
  Fixed remuneration
  Fixed remuneration is made up of salary, company superannuation contributions and benefits, including fringe benefits tax and is defined as a ratio of the Total Remuneration amount.
  Short-term incentive
  The management incentive plan rewards senior managers for meeting or exceeding specific key business objectives, at the corporate, business unit and individual level. The incentive for fiscal 2002 was between 12% and 52% of the total remuneration package depending on the senior manager's role. Measures and targeted achievement levels are reviewed each year to reflect changes in the business.
  Long-term incentive - Telstra Growthshare
  A long-term incentive plan based on equity (Telstra Growthshare) was introduced in early fiscal 2000. As a practical result of the Telstra Act, we are not able to issue new shares and therefore Telstra Growthshare purchases existing Telstra shares. Allocations are in the form of performance rights (restricted shares prior to fiscal 2002) and options over existing shares, the right to exercise both of which vests when a performance hurdle is achieved.
For the September 2001 and March 2002 plans to achieve 100% of vesting entitlement, the Telstra 30 day average Total Shareholder Return (TSR) must exceed the 50th percentile of the 30 day average TSR performance of the companies comprising the ASX 200 industrials ("Peer Group") at allocation date between the third and fifth anniversary of allocation.
To achieve 200% of vesting entitlement, the TSR must exceed the 75th percentile of the Peer Group in Quarter 1 of the performance period or at least the 50th percentile in Quarter 1 and obtain the 75th percentile in any of the remaining seven quarters. If the 50th percentile is not achieved in Quarter 1, no vesting above the 100% allocation is available.
For the performance hurdle to be achieved in relation to the September 1999, September 2000 and March 2001 plans, the 30 day average of the Telstra Accumulation Index must exceed the 30 day average of the All Industrials Accumulation Index between the third and fifth anniversary of allocation.
Options are then exercisable up to 10 years after the original date of allocation. The exercise price is the market price at the time of grant of the options. Performance rights can only be traded once the performance hurdle is achieved. Restricted shares (1999 - 2000) generally may not be traded for five years from the date of allocation.
Offers under Telstra Growthshare are made to managers at the discretion of the board. For fiscal 2002, between 16.5% and 36% of total senior manager potential reward was delivered through Telstra Growthshare. Cumulatively over a five year period the total number of shares and options over shares delivered through Telstra Growthshare is not expected to exceed 1% of shares on issue.
As Telstra is not able to issue new equity, Telstra Growthshare purchases shares on market in accordance with the allocation of performance rights and options and forward liabilities for all allocations, past and present. Telstra funds the proportion of shares that are purchased to underpin the allocation of performance rights and treats these funds as an expense. In addition, Telstra provides a loan to Telstra Growthshare to fund the purchase of shares to underpin the options which are allocated. This loan is treated as a receivable on the balance sheet. The Telstra Growthshare Trustee pays interest to Telstra on the loan balance and may repay capital from time to time. If options are exercised the senior executive pays the original exercise price to the Telstra Growthshare Trustee and the loan is repaid. As a result there is no direct expense to Telstra.
Telstra is committed to providing a clear and transparent senior manager remuneration structure which will be understood by shareholders and also reflect the costs of the plan in our financial statements. Therefore we have suspended the use of options from 28 August 2002. The senior manager remuneration structure has been re-designed and will now include:
    deferred remuneration, providing rights to acquire shares which do not vest until 3 years later; and
    a long term component, utilising performance rights linked to achievement of a TSR hurdle between the third and fifth anniversaries of allocation.

Telstra employee share ownership plans

All employees, including our senior managers, who were classed as "eligible employees" at 20 September 1997 and again on 27 August 1999, were eligible to participate in the Telstra Employee Share Ownership Plans, TESOP 97 and TESOP 99. The terms and conditions of participation in these plans for senior managers were the same as for all other employees.

Telstra OwnShare

To facilitate increasing their shareholding in us, Telstra operates a restricted share plan (Telstra OwnShare) that enables employees with access to salary sacrifice arrangements to take part of their remuneration in the form of Telstra shares. The shares were purchased on market and allocated at market value and held in trust for either a three or five year period (unless the employee leaves the Telstra Group earlier).

Senior executive emoluments (current employees)

The Australian Corporations Act requires disclosure of the details, the nature and amount of each element of the emolument of each director and each of the five named officers of the company receiving the highest emoluments. The information for the Chief Executive Officer, who is also a director and the five other current officers, who received the highest emoluments during fiscal 2002, is provided in the following table:

Name and Position	Remuneration				Telstra Growthshare(4), (8)
	Fixed Remuneration (1)	Short Term Incentive (2)	Other benefits (3)	Total Annual Reward	Performance Rights/ Restricted Shares	Options
	A$	A$	A$	A$
Zygmunt Switkowski Director and Chief Executive Officer	1,245,000	1,150,000	850	2,395,850	50,000 (5) 96,000 (6) 258,000 (9)	300,000 (5) 464,000 (6) 2,692,000 (9)
Ted Pretty Group Managing Director, Telstra Retail	1,000,000	-	700,000	1,700,000	21,000 (5) 136,000 (10)	120,000 (5) 1,602,000 (10)
David Moffatt Group Managing Director, Finance & Administration	887,500	401,400	400,000	1,688,900	40,000 (7) 142,000 (9)	150,000 (7) 1,480,000 (9)
Gerry Moriarty Group Managing Director, Infrastructure Services	875,000	377,308	850	1,253,158	28,000 (5) 48,000 (6) 142,000 (9)	160,000 (5) 232,000 (6) 1,480,000 (9)
Douglas Campbell Group Managing Director, Telstra Country Wide®	737,500	456,800	850	1,195,150	26,000 (5) 42,000 (6) 118,000 (9)	160,000 (5) 203,000 (6) 1,234,000 (9)
Bruce Akhurst Group Managing Director, Telstra Wholesale, Media, Legal & Regulatory	725,000	337,900	850	1,063,750	21,000 (5) 39,000 (6) 118,000 (9)	120,000 (5) 188,000 (6) 1,234,000 (9)

Senior executive emoluments (ceased employees)

Telstra also discloses the following senior executive's emoluments even though he has ceased employment with Telstra.

Name and Position	Remuneration				Telstra Growthshare(4)
	Fixed Remuneration (1)	Short Term Incentive(2)	Other benefits (3)	Total Annual Reward	Performance Rights	Options
	A$	A$	A$	A$
John Hibbard former Managing Director Global Wholesale	77,316	149,467	1,118,618	1,345,401	nil	nil

Details of allocations to all managers under Telstra Growthshare:
Issue date	Total options/ Performance Rights allocated	Eligible managers participating (4), (8)	Exercise price A$	Expiry date	Allocation date	Market price at allocation date(4), (8) A$
Options	2,125,667 4,020,841 168,710 36,501,695 2,068,000	29 102 2 152 4	8.02 6.28 6.55 4.90 5.63	13 Sept 2009 8 Sept 2010 16 Mar 2011 6 Sept 2011 14 Mar 2012	13 Sept 1999 8 Sept 2000 16 Mar 2001 6 Sept 2001 14 Mar 2002	8.02 6.28 6.55 4.90 5.63
Restricted shares	350,668 826,883 43,817	28 101 2	n/a n/a n/a	13 Sept 2004 8 Sept 2005 16 Mar 2006	13 Sept 1999 8 Sept 2000 16 Mar 2001	8.02 6.28 6.55
Performance Rights	3,486,241 167,200	152 4	n/a n/a	6 Dec 2006 14 Jun 2007	6 Sept 2001 14 Mar 2002	4.90 5.63

(1) Fixed Remuneration is the sum of salary, benefits and all superannuation contributions and fringe benefits tax.
 (2) Short Term Incentive relates to performance for the year ended 30 June 2002 and is based on actual performance for Telstra and the individual.
 (3) Includes the benefit of interest free loans under TESOP 97 and TESOP 99 as well as special contractual payments and payments made on commencement of service or cessation of service.
 (4) For allocations prior to September 2001, an option or restricted share represents a right to own a share in Telstra. Generally, options or restricted shares may only be converted to Telstra shares if a performance hurdle is satisfied in the performance period and in the case of options, a payment of the exercise price is made. The performance hurdle for options and restricted shares allocated prior to September 2001 is that the 30 day average Telstra Accumulation Index must exceed the 30 day average All Industrial Accumulation Index any time during the stated performance period - that is, between the third and fifth anniversary of allocation. If the performance hurdle is satisfied in the performance period, options may be exercised at any time before the tenth anniversary of allocation; otherwise they will lapse. If the performance hurdle is satisfied in the performance period, restricted shares may be exercised at any time before the fifth anniversary of allocation; otherwise they will lapse. The market value was calculated as the weighted average price at which Telstra's ordinary shares were traded on the ASX during the 5 days prior to and including the allocation date.
 (5) September 1999 Growthshare allocations at an exercise price of A$8.02. The option valuation applies simulation methodologies consistent with assumptions that apply under the binomial and modified Black-Scholes methods. This returned a fair value of A$1.38 per option. The value of the restricted shares is taken to be their market price at the allocation date.
 (6) September 2000 Growthshare allocations at an exercise price of A$6.28. The option valuation applies simulation methodologies consistent with assumptions that apply under the binomial and modified Black-Scholes methods. This returned a fair value of A$0.89 per option. The value of the restricted shares is taken to be their market price at the allocation date.
 (7) March 2001 Growthshare allocations at an exercise price of A$6.55. The option valuation applies simulation methodologies consistent with assumptions that apply under the binomial and modified Black-Scholes methods. This returned a fair value of A$0.80 per option. The value of the restricted shares is taken to be their market price at the allocation date.
 (8) For the September 2001 and March 2000 allocations, an option or performance right represents a right to own a share in Telstra. Generally, options or performance rights may only be converted to Telstra shares if a performance hurdle is satisfied in the performance period and, in the case of options, a payment of the exercise price is made. The performance hurdle for options and performance rights allocated in fiscal 2002 is that the Telstra 30 day average total shareholder return `TSR' must exceed the 50th percentile of the 30 day average TSR performance of the companies comprising the ASX 200 Industrials ("Peer Group") at allocation date between the third and fifth anniversary of allocation. Options and performance rights vest on a performance scale. If the 50th percentile ranking is achieved 100% of the allocation will vest. If at least the 50th percentile ranking is achieved in the first quarter of the performance window, additional options and performance rights may vest on a sliding scale where a higher ranking is achieved up to 75th percentile ranking. The full allocation (ie. 200%) will vest if the 75th percentile ranking is achieved. If the 50th percentile ranking is not achieved in the first quarter of the performance period, half of the maximum allocation will have a A$nil value and will lapse. If the performance hurdle is satisfied in the performance period, options may be exercised at any time before the tenth anniversary of allocation; otherwise they will lapse. If the performance hurdle is satisfied in the performance period, performance rights may be exercised at any time before the fifth anniversary plus 90 days of allocation; otherwise they will lapse. The market value was calculated as the weighted average price at which Telstra's ordinary shares were traded on the ASX during the 5 days prior to and including the allocation date.
 (9) September 2001 Growthshare allocations at an exercise price of A$4.90. The option valuation applies simulation methodologies consistent with assumptions that apply under the binomial and modified Black-Scholes methods. This returned a fair value of A$0.90 per option. The value of the performance rights is taken to be their market price at the allocation date. The number of performance rights and options disclosed are the maximum number that may vest (ie. 200%) if the 75th percentile ranking is achieved.
 (10) March 2002 Growthshare allocations at an exercise price of A$5.63. The option valuation applies simulation methodologies consistent with assumptions that apply under the binomial and modified Black-Scholes methods. This returned a fair value of A$0.97 per option. The value of the performance rights is taken to be their market price at the allocation date. The number of performance rights and options disclosed are the maximum number that may vest (ie. 200%) if the 75th percentile ranking is achieved.

Directors' and senior management's shareholdings in Telstra

As at 28 August 2002

Directors
	Number of shares held
	Direct interest	Indirect interest(1)	Total

R C Mansfield	36,139	39,200	75,339
J T Ralph	9,071	50,000	59,071
Z E Switkowski (2) (3)	46,520	89,130	135,650
S H Chisholm	-	-	-
A J Clark	14,595	50,000	64,595
J E Fletcher	3,744	32,000	35,744
B J Hutchinson	38,775	19,600	58,375
C B Livingstone	14,144	5,000	19,144
C Macek	1,554	20,000	21,554
D G McGauchie	4,373	18,700	23,073
W A Owens	1,997	-	1,997
J W Stocker	6,178	35,735	41,913

(1) Shares in which the director does not have a relevant interest, including shares held by director related entities, are excluded from indirect interests.
 (2) Includes :
  400 shares acquired with an interest free loan and 200 free shares under the terms of the Telstra Employee Share Ownership Plan 1999;
  2,000 shares acquired with an interest free loan plus 500 free shares under the terms of the Telstra Employee Share Ownership Plan 1997 and 200 loyalty shares obtained under the "one for ten loyalty offer" available to all employees who participated in the 1997 public offer; and
  80 loyalty shares received under the "one for ten loyalty offer" available to all employees who participated in the 1999 public offer.
(3) During fiscal 2002, Dr Switkowski was granted 258,000 performance rights and 2,692,000 options (ie. 200% of allocation) under the terms and conditions of the Telstra Growthshare Trust Deed. These options and shares are in addition to the above.

Senior management
	Number of shares held
	Direct interest	Indirect interest	Total

Bruce Akhurst	7,780	22,220	30,000
Douglas Campbell	9,700	-	9,700
David Moffatt	600	3,100	3,700
Ted Pretty	2,000	100,000	102,000
Michael Rocca	4,700	2,120	6,820
Bill Scales	-	-	-
Dick Simpson	1,172	22,450	23,622
David Thodey	400	400	800

Employees

As a full service communications company, we continue to be one of Australia's largest employers.
	As at 30 June
	2002	2001	2000	1999	1998

Full-time employees	40,427	44,874	50,761	52,840	57,234

Our full-time employees include full-time staff, fixed-term contracted staff and expatriate staff in overseas controlled entities. The figures do not include a full-time equivalent measure of part-time and casual staff, overtime worked, full and part-time contracted staff, or a measure of overseas local hires. If we were to include these elements the number of full-time equivalent staff for the Telstra Group would be 44,977 (2001 - 48,317). These figures do not include persons involved in work undertaken through outsourcing arrangements for work previously performed by employees. For these reasons, and due to the full service nature of our business, we believe that these measures of full-time employees may not be directly comparable with other telecommunications companies.

The company continued to reduce full-time staff numbers during fiscal 2002 from 44,874 to 40,427. This was achieved through ongoing process improvements and a number of major corporate initiatives undertaken as part of the 2 year Next Generation Cost Reduction program. Examples of these initiatives are:

    the Call Centre Optimisation Project;
    the establishment of a shared services unit which consolidates corporate support functions into one area;
    the rationalisation of our network and platform activities;
    the rationalisation of our indirect channel delivery activities;
    the reduction in the number of executives in the company; and
    improvements in the effectiveness of our IT resources.

The majority of our Australian employees receive superannuation benefits mainly through the Telstra Superannuation Scheme and, in the case of some employees who were employed prior to 1990, the Commonwealth Superannuation Scheme.

Labour relations

Fiscal 2002 was a year of consolidation on the industrial front as we implemented the flexibilities and frameworks that the separate Business Unit Enterprise Agreements provided. In addition, the agreements provide improved operating efficiencies for both management and staff and provide a firm basis for future negotiations. As detailed in the agreements the vast majority of staff covered by these agreements received a 4% salary increase in December 2001.

In addition to the Enterprise Agreements, a number of significant matters were progressed in conjunction with the staff associations, for example:

    in January 2002, we formalised changes to the Remote Localities arrangements, by consent, in the Australian Industrial Relations Commission (AIRC). These changes enable a streamlined process to be implemented, greatly improving the administrative activities associated with Remote Localities; and
    in June 2002, management and unions agreed on a range of variations to the AOTC Redundancy Agreement 1993, to reflect more contemporary arrangements. This agreement was subsequently certified in August 2002 by the AIRC. These changes simplify the operational processes and provide certainty to management and staff regarding entitlements and obligations.

Safety and environment

Our focus on leadership in safety, together with measurable accountabilities through all levels of management, is strategically designed to reinforce the value we place on our people and their safety. Since the inception of the Telstra Health and Safety Management System in 1997, we have become a safer place to work. During fiscal 2002, lost-time injuries reduced by 26% and our lost-time injury frequency rate reduced from 7.4 to 6.7.

Our staff are adopting new ways of working that have a positive impact on the environment. For instance, integrated recycling facilities for paper waste and other recyclables are now located at our major offices. This has resulted in reducing waste going to landfill by over 50% at these sites. Our field staff have access to online waste service provisioning, which provides a high degree of monitoring and compliance assurance. We are continually reviewing our internal paper-based processes and progressively developing online alternatives for staff. Areas that have been e-processed during the year include online training, internal newsletters and information bulletins to staff, human resource forms and tools, such as application and ordering forms, employee opinion surveys and staff annual reviews, as well as payslips.